SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[February 13, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date February 13, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso acquires paper machine manufacturer in China
(Helsinki, Finland, February 13, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper has made an agreement to buy the entire share capital of Shanghai-Chenming Paper Machinery Co. Ltd, a Chinese manufacturer of paper machines. The company is currently owned by Shandong Chenming and Shanghai Heavy Machinery, and it is located in the Shanghai area in Jiading. The finalization of the transaction is subject to approval by the Chinese authorities. The transaction value will be published after the finalization.
The Shanghai-Chenming Paper Machinery’s foundry and machine shop manufacture primarily narrow paper and board machines for the Chinese market as well as dry-end components. The company employs 630 people, and its net sales in 2004 amounted to about EUR 13 million.
“When finalized, the acquisition will enable us to better serve not only our Chinese customers but also the pulp and paper industry in Asia. The Shanghai area is also excellent in terms of developing the purchasing function,” notes Risto Hautamäki, President, Metso Paper.
China’s paper industry is growing strongly. Since the year 2000, about half the orders for new, big paper manufacturing lines have come from China. Metso Paper is a leading supplier of paper machinery in China, and its strategic objective is to strengthen its presence in customer service, servicing, manufacturing, and sourcing.
The company’s current main owner, Shandong Chenming, is one of the biggest paper manufacturers in China and a Metso Paper customer. Metso Paper has delivered several paper machines to Shandong Chenming’s mills in Shouguang and Wuhan. The most recent order was for the world’s biggest deinking and paper manufacturing lines, which will start up at the end of 2006.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Risto Hautamäki, President, Metso Paper, tel. +358 204 84 3101
Ari Harmaala, President, Metso Paper China, puh. +86 139 1179 2766
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.